FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
30 November 2006
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED
By:	/s/ Stuart MacKenzie
	Name	Stuart MacKenzie
	Title:	Group Secretary & General Counsel

Date: 30 November 2006

Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	LIHIR GOLD LIMITED

ABN	ARBN 069 803 998
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Arthur Hood

Date of last notice	10 November 2006
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest
(including registered holder)
Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	24, 27, 28 and 29 November 2006

No. of securities held prior to change	52,300

Class	Ordinary shares

Number acquired	35,000 (24/11/06); 35,000 (27/11/06);
36,071 (28/11/06); and 35,000 (29/11/06)

Number disposed	—

Value/Consideration	Pursuant to Lihir Executive Share Plan
Note: If consideration is non-cash, provide details and estimated valuation	Estimated valuation $433,087.97 based on closing share price on 29 November 2006.

No. of securities held after change	193,371

Nature of change	Pursuant to Lihir Executive Share Plan
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back
+ See chapter 19 for defined terms

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice
Part 2 — Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which
interest related prior to change
Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration
Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change
+ See chapter 19 for defined terms

Appendix 3Y Page 2	11/3/2002